

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 19, 2009

Stanley W. Farmer
Vice President and Chief Financial Officer
SulphCo, Inc.
4333 W. Sam Houston Parkway North
Suite 190
Houston, Texas 77043

> **Re:** **SulphCo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **Response Letter filed November 10, 2009**
> **File No. 001-32636**

Dear Mr. Farmer:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A, filed April 30, 2009

General

1.   Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 25

2.   We note your response to our prior comment 2. In your proposed disclosure, you
        state that the goals and objectives for your named executive officers are
        established "at or around the beginning of each fiscal year". Please provide us
        with expanded proposed disclosure that includes the 2009 goals and objectives
        established for your named executive officers.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Donald Delaney at (202) 551-3863, or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments
on the financial statements and related matters.   Please contact Tracey L. McNeil at
(202) 551-3392 or me with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director